UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Results of Annual General Meeting

On July 24, 2024, TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) held its 2024 Annual General Meeting of its Ordinary Shareholders (the “Annual General Meeting”), and all resolutions were passed as proposed. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on July 1, 2024 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained

Resolution 1: To receive the Company’s annual report and audited financial statements for the year ended December 31, 2023 (the “2023 U.K. Annual Report”).	4,527,394	74,280	121,500

Resolution 2: To receive and approve the Directors’ Remuneration Report for the year ended December 31, 2023, which is set forth in the 2023 U.K. Annual Report.	4,081,914	502,200	139,060

Resolution 3: To ratify the appointment of Marcum LLP, as our U.S. independent registered public accounting firm for the year ending December 31, 2024.	4,528,314	74,660	120,200

Resolution 4: To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.	4,533,394	88,780	101,000

Resolution 5: To authorise the Audit Committee to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2024.	4,404,834	120,200	198,140

Resolution 6: To adjourn the AGM to a later date or dates (and on more than one occasion), if necessary, to permit further solicitation of proxies if, at the time of the Meeting, there are insufficient persons present in person and/or by proxy at the Meeting to pass any of the Ordinary Resolutions set forth herein.	3,961,254	640,960	120,960

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to ordinary shareholders on July 1, 2024 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on July 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: July 29, 2024	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer